You can invest in ROCK'N Vodka, the multi-award-winning, non-GMO, and 100% sugarcane spirit available in stores and restaurants across North America. Co-owned by Rock n' Roll Hall of Famer Rick Nielsen of Cheap Trick.

We wanted to give more people the opportunity to join our rapidly growing community, and now you can, too!



Rock'n Vodka

*Price Per Share: $4.00**	*1800+ Investors*
*Minimum Investment: $100**	*84,000+ Units Sold*
*Total Raised: $2.5+ Million**	*77% of YTD Sales as Reorders*



Latest News ›   *Offering Circular*   *SEC Filings*   *Investor Education*

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Regulation CF
$4.00 USD
Per Series B Non-Voting Preferred Stock

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BONUS PERKS

Bonus Perks are "Gifts" Included in Your Investment. When You Invest, You Purchase Shares of ROCK'N Vodka and Earn Bonus Perks Based On Your Investment Total


ROCK'N
ROCK'N
BELLA RIO
ROCK'N

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ROCK'N VODKA'S 2024 STATISTICS:

Updated 05/09/25 - Past Performance is Not Indicative of Future Results

23,030+
Bottle Sales in 2024

2,440+
Locations in North America

47.05%
of Total 2024 Sales as Reorders

17 + 2
Distributed States & Canadian Provinces



BELLA RIO BOURBON

We're not just ROCK'N Vodka anymore. We're the Bella Rio Brand House, which now also incorporates Bella Rio Bourbon and our joint venture brands with Kennay Farms Distilling.

Bella Rio is more than a name—it's a legacy. Inspired by founders Isabelle (Bella) and Andy (Rio), we pour our hearts into every drop. Crafted with purpose and aged with patience, Bella Rio is a tribute to bold beginnings, meaningful moments, and the beauty of building something together—a spirit that reminds us: true passion isn't just found, it's crafted.

Bella Rio Bourbon will launch in Illinois, Wisconsin, and Georgia in Fall 2025.

Bourbon Whiskey Market Snapshot

Strong global expansion: The global bourbon whiskey market reached approximately $8.46 billion in 2024, with expectations to grow to USD 13.47 billion by 2033, reflecting a steady compound annual growth rate (CAGR) of 5.3%.

Alternative outlook: Another respected analysis values the market at $8.29 billion in 2024, growing at a CAGR of 6.4%, with projections reaching USD 10.69 billion by 2028.

Premium & craft segments surging: High-end and super-premium bourbon sales surged 18% in 2024, fueled by strong demand for age-stated and single-barrel expressions

Splitter were in 2024 .... time ..... to USD 5.0 billion in distille

[View Sources →]

FEATURED

Entrepreneur   Cubs Pitch   Food & Beverage Magazine   The Rachael Ray Show   Forbes   NASCAR



WHY INVEST

Co-owned by Rock n' Roll Hall of Famer, Rick Nielsen of Cheap Trick.

Collaborating with Hard Rock Casinos, Rock & Brews, and many other chains, with placements in major retail chains such as Walmart, Total Wine, Spec's, Hy-Vee, Goody Goody, Twin Liquors, and many more.

Distributed in 17 retail states and 46 e-commerce markets in the US, nearly all Canadian provinces, and 6 European countries - with more on the way!

We have a first-right clause with Breakthru Beverage, one of the largest distributors in the United States, and partnerships with other distributors such as RNDC, Savannah, Brescome Barton, Great Lakes Wine and Spirits, and others.

We've raised over $2.5 through an incredible community of over 1,800 investors! Our national re-order rate has increased, meaning that sales are coming from established accounts reordering our product due to consumer demand.

Past Performance is Not Indicative of Future Results

TIMELINE

April 9, 2019

Founders meet with local distillery and discuss producing their own vodka

April 25, 2019

Andy and Isabelle sample vodka mixtures and decide on 100% sugarcane

September 1, 2019

Andy, running businesses in Rockford at the time, received an email about the ... Read more

September 25, 2019

The logo design began and the style of bottle was chosen

October 30, 2019

The name "ROCK'N Vodka" was finally created

November 27, 2019

ROCK'N Vodka received federal TTB approval and the trademark was submitted

December 11, 2019

ROCK'N Vodka is bottled for the first time in history

December 13, 2019

ROCK'N Vodka sells on shelves for the first time

February 2, 2020

Rick Nielsen is publicly announced as a partner during the 2020 Superbowl weekend

February, 2021

ROCK'N Vodka is expands outside of Illinois, starting in California

July, 2021

Jandell Manguerra, the first, full-time employee is hired

August, 2021

ROCK'N leaves the states for the first time and enters the Canadian market

July, 2021

O.D. Patton III is hired as the brand's first, full-time sales rep - now the National Sales Manager

August, 2021

ROCK'N leaves the states for the first time and enters the Canadian market

May, 2022

ROCK'N Vodka launches its first public investment opportunity

January, 2023

Ilija Timotijevic is hired as an office administrator to assist in the brand's increasing workload

May, 2023

The ROCK'N Vodka Red bottle was created, with only 70 total units to ever be produced

August, 2023

Haralambros Spentzos is hired as a sales rep - now the Southeast Regional Manager

May, 2024

Bella Rio Bourbon was born, with the label created by Shannon and the first barrel picked by investors



OUR STORY

ROCK'N Vodka's founding team brings together decades of experience in entrepreneurship, branding, and the hospitality industry. This group of pioneers, recognized as influential figures within the service industry, has adeptly opened, managed, and profitably sold numerous businesses. Their keen understanding of effective marketing for spirit brands is deeply rooted in their history of bar and restaurant ownership. Co-owner Rick Nielsen, a celebrated Rock & Roll Hall of Famer, leverages his vast network and massive global fanbase to create unique networking opportunities, boosting the brand's visibility and reach.

Andy, one of the founding members, has an extensive background in the hospitality industry, shaped by his family's businesses in Waukegan, Illinois, and a profound work ethic instilled by his parents. His journey took him from managing a family restaurant to creating a show in Hollywood, where he honed his business and negotiation skills, and eventually moved back to Illinois to expand his entrepreneurial ventures.

In 2019, ROCK'N Vodka was born and sold on shelves for the first time, transforming a vision into a multi-award-winning reality. The brand has gained significant traction through celebrity endorsements and strategic partnerships, including Rick Nielsen's influence, which has significantly propelled the brand's popularity through social media engagements and high-profile promotional events.

FEATURED

Entre[preneur] [Shark]s Pitch   Food & Beverage Magazine   The Rachael Ray Show   Forbes   NASCAR

The Spirit That Thinks Outside the Box

We make a fun and unique vodka that grabs the attention of consumers by using 100% non-GMO and gluten free sugar cane. Founders Andy and Isabelle tried different mixtures of vodka to come up with a unique product. After tasting a 50/50 mix of wheat and sugarcane, Isabelle wanted to try sugarcane on its own, and after hosting blind taste tests between ROCK'N Vodka and other vodkas at their restaurants, where the recipe of a 100% sugarcane vodka won time and time again, ROCK'N Vodka was born!

Watch the full story behind its recipe below:

Andy and Isabelle on Why They Chose Sugarcane



THE TEAM



Andy
Roiniotis



Isabelle
Roiniotis



Rick Nielsen



Jandell
Manguerra



O.D. Patton III







Bobby Spentzos

Ilija Timotijevic

Shannon MacDonald

The Market

Vodka remains the **#1 sold spirit category** in the United States, putting ROCK'N Vodka in a **$49.7 Billion industry** with revenue expecting to grow by 2.60% annually through 2028.

Revenue in the Vodka Market has been steadily increasing over recent years by billions of dollars.

74% of the vodka category is taken up by private labels and other brands, where ROCK'N Vodka fits in.

Most vodkas in the market are distilled from corn, wheat, or potato, **making ROCK'N Vodka a rare subclass** of product within the industry.



| View Sources | → |

Global Combined Industry Revenue History and Estimates *(as of June 2024)*

Our Mindmap

Discover the incredible journey of how a small company rapidly transformed into an emerging, award-winning brand, joining forces with a Rock n' Roll Hall of Famer and achieving tens of thousands of bottle sales in just under four years. Our video answers all of the reasons of who, what, when, where, and why ROCK'N Vodka has grown so fast in such a short period of time. Investing in ROCK'N Vodka goes beyond acquiring a visually appealing bottle with a delightful spirit – it means becoming part of a brand consistently hailed as "trendsetting," "game-changing," and "ground-breaking" by distributor partners. Delve into our "Mindmap" to explore the diverse topics propelling the continuous expansion of ROCK'N Vodka, encompassing technology, systems, data, intellectual property, partnerships, and our dedicated team.



The ROCK'N Vodka Mindmap

cutting-edge technology and the development of proprietary systems. Every intricate piece is seamlessly integrated into the ROCK'N Vodka puzzle. If you're contemplating an investment, we strongly recommend watching this video to witness how ROCK'N Vodka strategically employs its resources to sustain and propel further growth.

SOLD IN:

    

    



Terms

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KISS AND DEF LEPPARD

Our company represents the Drink It Up by KISS and Def Leppard Gin portfolio through our partnership with Amroth, the exclusive supplier of these products in the United States.


KISS
KISS
KISS
KISS
MONSTRUM
KISS
MONSTRUM
PREMIUM RUM

This partnership provides our company with access to additional products to sell nationally and earn revenue from. We are also able to craft unique promotions, such as the bundle selling ROCK'N Vodka, KISS Black Diamond, and Def Leppard Rocket through e-commerce.


DEF LEPPARD
ANIMAL
LONDON DRY GIN
DEF LEPPARD
ROCKET


KISS
BLACK DIAMOND
SUPER PREMIUM
DARK RUM
ROCK'N
VODKA
DEF LEPPARD
ROCKET
PREMIUM DISTILLED GIN

*ROCK'N Vodka does not own the KISS or Def Leppard Spirit Brands, and investing in the company does not garner ownership over partnered companies.

Shannon MacDonald, donned The World's Greatest Beatles artist by the Lord Mayor of Liverpool, is a partner of ROCK'N Vodka and has created several unique paintings: The iconic image of Rick Nielsen holding a bottle of ROCK'N (depicted below), the KISS and Def Leppard bundle (depicted left)


ROCK'N


ROCK'N
Blazing

Rick Nielsen Events

Rick Nielsen bottle signing events are officially fully booked out until 2026 due to high demand! Retailers across the country have shown great interest in hosting Rick Nielsen ROCK'N Vodka bottle signings, knowing that we can attract hundreds of customers and boost sales in just a three hour event. The marketing efforts for these events have been so successful that many stores are clamoring to participate.

However, with Rick's schedule filled with Cheap Trick tour dates and other ROCK'N events, we're no longer accepting additional bookings for 2025, and all new requests are being pushed back to 2026.

You can view all of our previous bottle signing event videos and photo albums in the links below:

Total Wine - Alpharetta, GA	Total Wine - Appleton, WI	Total Wine - Brookfield, WI



Liquorama - Upland, CA
Rick Nielsen Bottle Signing

Lee's Discount Liquor - Las Vegas,...
Rick Nielsen Bottle Signing

Caputo's - Naperville, IL
Rick Nielsen Bottle Signing

Niemann Harvest Market - Carmel...
Rick Nielsen Bottle Signing

Caputo's - Carol Stream, IL
Rick Nielsen Bottle Signing

Hy-Vee - Davenport, IA
Rick Nielsen Bottle Signing

Show More

Rick's ROCK'N Rewind Video

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ubs Pitch   Food & Beverage Magazine   The Rachael Ray Show   Forbes   NASCAR   MMA   Wikipedia

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Email Contact: contact@rocknvodkas.com

Sources:

1. https://www.ohbev.com/blog/whiskey-market-forecasts-and-trends

2. https://woodencork.com/blogs/uncorked/bourbon-industry-trends-2025-growth-consumer-insights-brand-leaders?
srsltid=AfmBOoq2gxRf7g2DpjoCO2wKyvIBFr5JuXF80WGq5Zn6qevnj5298rZv

3. https://www.thebourbonflight.com/bourbon-in-2025-a-storied-industry-at-a-crossroads

4. https://www.thespiritsbusiness.com/2024/02/top-five-spirits-categories-by-volume-in-us/#:~:text=Vodka,selling%20spirits%20category%20by%20volume.

5. https://www.statista.com/outlook/cmo/alcoholic-drinks/spirits/vodka/worldwide

6. https://www.forbes.com/sites/joemicallef/2021/05/18/the-new-york-international-spirits-competition-announces-2021-medalists/?sh=18652f4f3918

7. https://usaspiritsratings.com/en/competition-certificates/2022/silver-medal/2032/

8. https://bartenderspiritsawards.com/en/competition-certificates/2022/silver-medal/1945/

9. https://proofawards.com/2023-results/